Exhibit 99.2

TSX: FF | OTCQX: FFMGF | FRANKFURT: FMG

MANAGEMENT’S
DISCUSSION & ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia V6E 4A2 www.firstmininggold.com | 1-844-306-8827

TABLE OF CONTENTS

COMPANY OVERVIEW AND STRATEGY	1
2020 HIGHLIGHTS	1
SELECTED FINANCIAL INFORMATION	2
ONTARIO MINERAL PROPERTY PORTFOLIO LOCATIONS	3
MINERAL PROPERTY PORTFOLIO REVIEW	4
SELECTED QUARTERLY FINANCIAL INFORMATION	11
RESULTS OF CONTINUING OPERATIONS	12
FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES	14
OUTLOOK	15
FINANCIAL INSTRUMENTS	15
RELATED PARTY TRANSACTIONS	16
OFF-BALANCE SHEET ARRANGEMENTS	16
NON-IFRS MEASURES	16
ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES	18
CRITICAL ACCOUNTING ESTIMATES	18
ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED	19
RISKS AND UNCERTAINTIES	31
QUALIFIED PERSONS	34
SECURITIES OUTSTANDING	34
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	34
FORWARD-LOOKING INFORMATION	35
CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	36

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2020

GENERAL

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of First Mining Gold Corp. (the “Company” or “First Mining”) for the three and nine months ended September 30, 2020, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as applicable to the preparation of interim financial statements, including International Accounting Standard IAS 34 Interim Reporting. The unaudited condensed interim consolidated financial statements should also be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019, which are prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). These documents along with additional information on the Company, including the Company’s Annual Information Form for the year ended December 31, 2019, are available under the Company’s SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov., and on the Company’s website at www.firstmininggold.com.

In this MD&A, unless the context otherwise requires, references to the “Company”, “First Mining”, “we”, “us”, and “our” refer to First Mining Gold Corp. and its subsidiaries.

This MD&A contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities laws. See the section on page 36 of this MD&A titled “Forward-Looking Information” for further details.  In addition, this MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ in certain material respects from the disclosure requirements of United States securities laws, particularly with respect to the disclosure of mineral reserves and mineral resources. See the section on page 38 of this MD&A titled “Cautionary Note to U.S. Investors Regarding Mineral Resource and Mineral Reserve Estimates” for further details.

This MD&A contains disclosure of certain non-IFRS financial measures. Non-IFRS measures do not have any standardized meaning prescribed under IFRS. See the section on page 29 of the MD&A entitled "Non-IFRS Measures" for further details.

All dollar amounts included in this MD&A are expressed in Canadian dollars unless otherwise noted. This MD&A is dated as of November 16, 2020 and all information contained in this MD&A is current as of November 13, 2020.

COMPANY OVERVIEW AND STRATEGY

First Mining was incorporated on April 4, 2005. The Company changed its name to First Mining Gold Corp. in January 2018. First Mining is a Canadian gold developer focused on the development and permitting of the Springpole Gold Project in northwestern Ontario. Springpole is one of the largest undeveloped gold projects in Canada, currently hosting a mineral resource base of 4.67 million ounces of gold in the Indicated category and 0.23 million ounces of gold in the Inferred category. A Pre-Feasibility Study (the “PFS”) is underway at Springpole, with completion targeted in early 2021, and permitting is on-going with submission of the Environmental Impact Statement targeted for 2021. The Company also holds a significant equity investment in Treasury Metals Inc. (“Treasury Metals”) (TSX: TML) which is advancing the Goliath-Goldlund gold projects towards a construction decision. First Mining’s portfolio of gold projects in eastern Canada also includes Pickle Crow (being advanced in partnership with Auteco Minerals Ltd. (“Auteco”) (ASX: AUT)), Cameron, Hope Brook, Duparquet, Duquesne, and Pitt.

2020 HIGHLIGHTS

The following highlights the Company’s developments during the first nine months of 2020 (including subsequent events up to November 13, 2020). For further information, please refer to the “News” section on the Company’s website at www.firstmininggold.com.

COVID-19 Response

In response to the onset of the COVID-19 pandemic, the Company adopted a series of robust COVID-19 risk mitigation policies incorporating recommendations set by the Government of Ontario, the Government of British Columbia and the Government of Canada. To date, First Mining has not had any cases of COVID-19 novel coronavirus (“COVID-19”) at its camp operations or its head office in Vancouver. The health and safety of First Mining’s workforce, their families and the communities in which the Company operates is First Mining’s primary concern. In the interests of the health and well-being of its employees, contractors, visitors to its office and operations, and the families of all such persons, First Mining also implemented a work from home policy for its employees until further notice. First Mining is committed to fully supporting safety measures for our workforce, families and communities.

At the Springpole Gold Project, the Company initially demobilized one of its two drill crews. In order to ensure the health and safety of all its employees the Company had intended to complete the shift rotation while limiting access to site for any new individuals. Work at site was nearing completion ahead of a planned reduction in on-site activities until after the spring ice break-up. However, due to the COVID-19 pandemic, First Mining decided to demobilize the remaining contractors and staff at the Springpole Gold Project in March, and to keep the project on care and maintenance until it was able to restart its work programs.

On May 28, 2020, the Company announced the restart of field operations at the Springpole Gold Project. First Mining has implemented a COVID-19 risk mitigation policy incorporating recommendations set by the Government of Ontario, to provide health and safety guidance and recommendations to its employees and contractors. All employees and contractors at the Springpole Gold Project will be subject to heightened health and safety standards in accordance with precautions put in place by the Government of Ontario and the Company. To date, the Company has had no cases of COVID-19 at any of its operations.

Management continues to monitor the COVID-19 situation very closely and will adapt technical work programs as the situation evolves.

Springpole Gold Project - Silver Stream

On June 10, 2020, the Company entered into a silver purchase agreement (the “Silver Purchase Agreement”) with First Majestic Silver Corp. (“First Majestic”) (TSX: FR) (NYSE: AG). The transaction closed on July 2, 2020. Under the terms of the Silver Purchase Agreement, First Majestic agreed to pay First Mining total consideration of US$22.5 million, in three tranches, for the right to purchase 50% of the payable silver produced from Springpole over the life of the project (the “Silver Stream”) and 30 million common share purchase warrants of First Mining.

Upon receipt of its share of silver production, First Majestic will make cash payments to First Mining for each ounce of silver paid to First Majestic under the Silver Purchase Agreement equal to 33% of the lesser of the average spot price of silver for the applicable calendar quarter, and the spot price of silver at the time of delivery (the “Silver Cash Price”), subject to a price cap of US$7.50 per ounce of silver (the “Price Cap”). First Mining has the right to repurchase 50% of the Silver Stream for US$22.5 million at any time prior to the commencement of production at Springpole.

Goldlund Gold Project (owned by Treasury Metals as of August 7, 2020) - Transaction with Treasury Metals

On June 3, 2020, First Mining entered into a share purchase agreement (the “Share Purchase Agreement”) with Treasury Metals, pursuant to which Treasury Metals agreed to acquire all of the issued and outstanding shares of Tamaka Gold Corporation, a previously wholly-owned subsidiary of the Company (the “Transaction”) that indirectly held the Goldlund Gold Project through its own wholly-owned subsidiary, Goldlund Resources Inc. The transaction closed on August 7, 2020. Under the terms of the Share Purchase Agreement, First Mining received total consideration comprised of (i) 130 million common shares of Treasury Metals (“Treasury Metals Shares”); (ii) 35 million common share purchase warrants of Treasury Metals (“Treasury Metals Warrants”) with an exercise price of $0.50 for a 3-year term; (iii) a 1.5% net smelter returns (“NSR”) royalty on Goldlund Gold Project (0.5% of which can be bought back by Treasury Metals for $5 million in cash); and (iv) certain contingent milestone payments totaling $5 million, payable in cash, on certain key advancements at Goldlund Gold Project. On August 5, 2020, the shareholders of Treasury Metals approved a three (3) for one (1) common share consolidation (the “Consolidation”), which was made effective prior to the opening of business on August 11, 2020. As a result of the Consolidation, First Mining holds 43.33 million Treasury Metals Shares and 11.67 million Treasury Metals Warrants, and the exercise price of such warrants has been adjusted to $1.50 (the warrants are still for a 3-year term from the date of closing the transaction).

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2020

Pickle Crow Gold Project - Earn-In Agreement

On March 12, 2020, the Company and Auteco Minerals Ltd (“Auteco”) (ASX: AUT) executed a definitive Earn-In Agreement (the “Earn-In Agreement”) pursuant to which Auteco may earn up to an 80% interest in the Pickle Crow Gold Project (the “Earn-In”). Under the terms of the Earn-In Agreement, Auteco can earn up to an 80% equity interest in PC Gold Inc. (“PC Gold”), a wholly-owned subsidiary of First Mining which owns the Pickle Crow Gold Project, by: (a) incurring a total of $10,000,000 in exploration and environmental expenditures over five years, (b) making cash payments to First Mining totaling $4,100,000 (of which the Company has received $100,000 to date), and (c) issuing 125 million shares of Auteco to First Mining (of which the Company has received 25 million shares to date). First Mining will also retain a 2% NSR royalty, 1% of which can be purchased by Auteco for USD$2,500,000.

Bought Deal Financing

On August 26, 2020, the Company closed a bought deal offering (the “August Offering”). Pursuant to the August Offering, the Company issued 57,500,000 units of the Company (the “Bought Deal Units”) at a price of $0.50 per Bought Deal Unit for gross proceeds of $28,750,000. In connection with the August Offering, the Company paid issuance costs of $2,103,000 in cash, including professional fees, underwriters’ commission, and underwriters’ legal fees. Each Bought Deal Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Bought Deal Warrant”). Each Bought Deal Warrant entitles the holder to acquire one common share of the Company for a period of 24 months following the closing of the August Offering at a price of $0.70. An amount of $23,485,000 ($25,339,000 net of allocated issuance costs of $1,854,000) was recorded in share capital. The Bought Deal Warrants were valued at $3,162,000 ($3,411,000 net of allocated issuance costs of $249,000) using the relative fair value method.

Non-Brokered Private Placement Financings

On March 6, 2020, the Company closed the third and final tranche of a non-brokered private placement initially announced on February 6, 2020, pursuant to which it raised aggregate gross proceeds of $8,532,000 (the “March Offering”). Pursuant to the March Offering, the Company issued an aggregate of 27,420,318 units of the Company (the “Units”) at a price of $0.22 per Unit for gross proceeds of $6,032,000 and 10,000,000 flow-through units of the Company (the “FT Units”) at a price of $0.25 per FT Unit for gross proceeds of $2,500,000. The March Offering closed in three tranches, with 10,000,000 FT Units issued on February 14, 2020, 23,328,818 Units issued on February 28, 2020 and 4,091,500 Units issued on March 6, 2020. In connection with the March Offering, the Company paid issuance costs of $158,000 in cash. Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant entitles the holder to acquire one common share of the Company for a period of 36 months from the date of issuance at a price of $0.33. Each FT Unit consisted of one flow-through common share of the Company that qualifies as a "flow-through share" for the purposes of the Income Tax Act (Canada) and one-half of one Warrant on the same terms as the Warrants forming part of the Units.

At-The-Market Financing

On August 20, 2019, First Mining announced it had entered into an at-the-market ("ATM") equity distribution agreement with Cantor Fitzgerald Canada Corporation (“Cantor”) as agent pursuant to which First Mining may, at its discretion and from time-to-time, sell up to $15.0 million of common shares of the Company to the public at the prevailing market price of the Company’s common shares on the TSX at the time of such sale. The sale of these common shares will be made through “at-the-market distributions” as defined in the Canadian Securities Administrators’ National Instrument 44-102 Shelf Distributions, including sales made directly on the Toronto Stock Exchange (“TSX”), or any other recognized marketplace upon which the Company’s common shares are listed or quoted or where the common shares are traded in Canada. During the nine months ended September 30, 2020, First Mining has sold 532,000 common shares of the Company under the ATM program at an average price of $0.24 per common share for gross proceeds of $129,000, or net proceeds of $125,000 after deducting the commission of $4,000 paid to Cantor in respect of these ATM sales.

SELECTED FINANCIAL INFORMATION

	For the nine months ended September 30,
Financial Results (in $000s Except for per Share Amounts):	2020	2019	2018
Mineral Property Expenditures(1)	$9,474	$4,096	$6,303
Net Loss	(33,345)	(4,686)	(5,987)
Net Loss Excluding Certain Non-cash items(2)(3)	(2,863)	(2,964)	(3,347)
Basic and Diluted Net Loss Per Share (in Dollars)(4)	$(0.05)	$(0.01)	$(0.01)

	September 30,	December 31,	December 31,
Financial Position (in $000s):	2020	2019	2018
Cash and Cash Equivalents	$32,477	$5,902	$5,115
Working Capital(2)	14,324	5,780	7,536
Investments	24,016	1,775	2,597
Mineral Properties	168,188	252,815	244,129
Investment in Treasury Metals Inc.	62,833	-	-

Total Assets	296,343	268,020	257,532
Total Non-current Liabilities	$15,332	$3,139	$-
(1)
This represents mineral property expenditures per consolidated statements of cash flows.
(2)
This is a non-IFRS measurement with no standardized meaning under IFRS and may not be comparable to similar financial measures presented by other issuers. For further information and a detailed reconciliation, please see the section in this MD&A titled “Non-IFRS Measures”.
(3)
“The certain non-cash items excluded” refers to the “Share-based payments expense”, “Impairment of non-current assets”, “Investments fair value loss”, “Loss on disposal of subsidiaries”, “Fair value loss on Silver Stream derivative liability”, “Deferred income tax expense (recovery)” and “Equity income from investment in Treasury Metals”.
(4)
The basic and diluted loss per share calculations result in the same amount due to the anti-dilutive effect of outstanding stock options and warrants.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2020

ONTARIO MINERAL PROPERTY PORTFOLIO LOCATIONS (1)

N
CAT LAKE
PICKLE CROW
AuTECO Minerals
PICKLE LAKE
Red Lake Gold Mine
(Evolution)
RED LAKE
SLATE FALLS
SPRINGPOLE
EAR FALLS
LAC SEUL
SIOUX LOOKOUT
KENORA
TREASURY
DRYDEN
Goldlund
(Treasury Metals)
Goliath
(Treasury Metals)
CAMERON
Hammond Reef
(Agnico Eagle)
Rainy River
(New Gold)
0
50 Km
ONTARIO
First Mining Projects
Road
Logging Road
Power Line
Developed Project with Resource/Reserve
Producing Mine
Town/Community
Airport

(1)
Pickle Crow Gold Project is subject to an Earn-In Agreement pursuant to which Auteco is the operator of the property and may acquire up to an 80% interest in the property.

The Company classifies its mineral properties as Tier 1, Tier 2, and Tier 3:

●
Tier 1 projects are core, material assets which include the Company’s largest and most advanced mineral resource-stage projects.
●
Tier 2 projects are resource-stage assets which host mineral resources.
●
Tier 3 projects are grassroots exploration projects that host mineralization but have not received sufficient drilling to delineate mineral resources.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2020

MINERAL PROPERTY PORTFOLIO GOLD RESOURCES (1)

Project	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold Ounces (oz)	Contained Silver Ounces (oz)
Measured Resources
Cameron Gold Project(2)	3,360,000	2.75	-	297,000	-
Duparquet Gold Project(3)	18,470	1.52	-	901	-
Indicated Resources
Springpole Gold Project(4)	139,100,000	1.04	5.40	4,670,000	24,190,000
Hope Brook Gold Project	5,500,000	4.77	-	844,000	-
Cameron Gold Project(5)	2,170,000	2.40	-	167,000	-
Duparquet Gold Project(3)	7,122,070	1.73	-	396,134	-
Duquesne Gold Project	1,859,200	3.33	-	199,161	-
Inferred Resources
Springpole Gold Project(4)	11,400,000	0.63	3.10	230,000	1,120,000
Hope Brook Gold Project	836,000	4.11	-	110,000	-
Cameron Gold Project(6)	6,535,000	2.54	-	533,000	-
Pickle Crow Gold Project(7)	9,452,000	4.10	-	1,230,500	-
Duparquet Gold Project(3)	4,066,284	1.85	-	242,312	-
Duquesne Gold Project	1,563,100	5.58	-	280,643	-
Pitt Gold Project	1,076,000	7.42	-	257,000	-

Total Measured Resources	3,378,470	2.74	-	297,901	-
Total Indicated Resources	155,751,270	1.25	5.40	6,276,295	24,190,000
Total Measured and Indicated Resources	159,129,740	1.28	5.40	6,574,196	24,190,000
Total Inferred Resources	34,928,384	2.58	3.10	2,883,455	1,120,000

(1)
The mineral resources set out in this table are based on the technical report for the applicable property, the title and date of which are set out under the applicable property description within the section “Mineral Property Portfolio Review” in this MD&A or in the Company’s Annual Information Form for the year ended December 31, 2019, which is available under the Company’s SEDAR profile at www.sedar.com.
(2)
Comprised of 2,670,000 tonnes of pit-constrained (0.55 g/t Au cut-off) measured resources at 2.66 g/t Au, and 690,000 tonnes of underground (2.00 g/t Au cut-off) measured resources at 3.09 g/t Au.
(3)
The Company owns 100% of the Central Duparquet Property, and a 10% indirect interest in the Duparquet Gold Project. The measured, indicated and inferred mineral resources for Duparquet shown in the above table reflect both of these ownership interests.
(4)
Open pit mineral resources are reported at a cut-off grade of 0.4 g/t Au. Cut-off grades are based on a gold price of USD$1,400/oz and a gold processing recovery of 80% and a silver price of USD$15/oz and a silver processing recovery of 60%. The estimated Life of Mine (“LOM”) strip ratio for the resource estimate is 2.1. Silver resource shown in separate column with grade representing silver g/t, and contained ounces representing silver Ag.
(5)
Comprised of 820,000 tonnes of pit-constrained (0.55 g/t Au cut-off) indicated resources at 1.74 g/t Au, and 1,350,000 tonnes of underground (2.00 g/t Au cut-off) indicated resources at 2.08 g/t Au.
(6)
Comprised of 35,000 tonnes of pit-constrained (0.55 g/t Au cut-off) inferred resources at 2.45 g/t Au, and 6,500,000 tonnes of underground (2.00 g/t Au cut-off) inferred resources at 2.54 g/t Au.
(7)
Comprises 1,887,000 tonnes of pit-constrained (0.50 g/t Au cut-off) inferred resources at 1.30 g/t Au, and 7,565,000 tonnes of underground inferred resources that consist of: (i) a bulk tonnage, long-hole stoping component (2.00 g/t Au cut-off); and (ii) a high-grade cut-and-fill component (2.60 g/t Au cut-off) over a minimum width of 1 metre.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2020

MINERAL PROPERTY PORTFOLIO REVIEW

First Mining has properties located in Canada and the United States. The following section discusses the Company’s priority and other significant projects.

Readers are cautioned that, with respect to any Preliminary Economic Assessment (“PEA”) referenced in the section below or anywhere else in this MD&A, a PEA is preliminary in nature, any inferred mineral resources included therein are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Actual results may vary, perhaps materially. The Company is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issue which may materially affect this estimate of mineral resources. The projections, forecasts and estimates herein and in any technical reports referred to herein constitute forward-looking statements and readers are urged not to place undue reliance on such forward-looking statements.

The Company continues with its environmental data collection, permitting and Indigenous consultation processes at its Tier 1 Canadian mineral properties, focusing primarily on the Springpole Gold Project. At the Springpole Gold Project, the goal in 2020 is to continue to advance permitting and to substantially complete the PFS. In Q3 2020 the Company also closed its announced transaction with Treasury Metals. Upon closing of the transaction with Treasury Metals, First Mining held approximately 40% (September 30, 2020 – 40%) of the issued and outstanding common shares of Treasury Metals, which will be advancing the Goliath-Goldlund gold project. Regarding First Mining’s broader gold asset portfolio, including the Hope Brook Gold Project and the Cameron Gold Project, the priority is to complete low-spend, incremental work, including baseline environmental studies, internal scoping studies and potential reconnaissance mapping and exploration work.

In addition to the below mineral property balances, $6,724,000 (December 31, 2019 - $5,398,000) is recorded as mineral property investments on the statements of financial position, which represents the Company’s 10% indirect interest in the Duparquet Gold Project in Québec, Canada. During the nine months ended September 30, 2020, management determined that there was an increase in the fair value of mineral property investments and a fair value gain of $1,326,000 (nine months ended September 30, 2019 - $nil) was recorded.

As at September 30, 2020 and December 31, 2019, the Company had capitalized the following acquisition, exploration and evaluation costs to its mineral properties:

(in $000s)
	Balance December 31, 2019	2020 capitalized net expenditures	Disposal, impairment or reclassification	Balance September 30, 2020
Springpole Gold Project	$76,775	$7,582	$-	$84,357
Goldlund Gold Project	98,894	1,609	(100,503)	-
Hope Brook Gold Project	20,071	367	-	20,438
Cameron Gold Project	27,374	171	-	27,545
Pickle Crow Gold Project	19,263	2,542	-	21,805
Duquesne Gold Project	5,133	9	-	5,142
Pitt Gold Project	2,084	1	-	2,085
Others(1)	2,615	29	3,709	6,353
Canada Total	$252,209	$12,310	$(96,794)	$167,725
Mexico	154	13	(167)	-
USA	452	11	-	463
Total	$252,815	$12,334	$(96,961)	$168,188

(in $000s)
	Balance December 31, 2018	2019 capitalized net expenditures	Disposal, impairment or reclassification	Balance December 31, 2019
Springpole Gold Project	$73,378	$3,397	$-	$76,775
Goldlund Gold Project	96,604	2,290	-	98,894
Hope Brook Gold Project	19,581	490	-	20,071
Cameron Gold Project	27,032	342	-	27,374
Pickle Crow Gold Project	16,754	2,509	-	19,263
Duquesne Gold Project	5,091	42	-	5,133
Pitt Gold Project	2,082	2	-	2,084
Others(1)	2,559	56	-	2,615
Canada Total	$243,081	$9,128	$-	$252,209
Mexico	244	(90)	-	154
USA	804	(11)	(341)	452
Total	$244,129	$9,027	$(341)	$252,815

(1)
Other mineral properties in Canada as at September 30, 2020 and December 31, 2019 include the mining claims and concessions located in the Township of Duparquet, Quebéc, which are near the Company’s Duquesne gold project and Lac Virot property located in the Labrador West Region of Labrador. Other mineral properties in Canada as at September 30, 2020 also include the 1.5% NSR Royalty under the terms of the Share Purchase Agreement, which was reclassified from “Goldlund” to “Others” during the nine months ended September 30, 2020.

Tier 1 Projects

Springpole Gold Project, Ontario

The Springpole Gold Project covers an area of 41,943 hectares in northwestern Ontario, consisting of 30 patented mining claims, 435 contiguous mining claims and thirteen mining leases. The project is located approximately 110 kilometres (“km”) northeast of the Municipality of Red Lake in northwestern Ontario and is situated within the Birch-Uchi Greenstone Belt. The large, open pittable resource is supported by significant infrastructure, including a 72-person onsite camp, winter road access, a logging road and nearby power lines within 40 km. Springpole Gold Project is located within an area that is covered by Treaty Three and Treaty Nine First Nations Agreements.

With approximately 4.7 million ounces of gold and 24 million ounces of silver in the indicated resource category, Springpole Gold Project is one of the largest undeveloped gold projects in Ontario1.

During the nine months ended September 30, 2020, the most significant expenditures at the Springpole Gold Project were $1,531,000 in connection with geotechnical and metallurgical drilling, $1,173,000 in connection with pre-feasibility work, and $623,000 in connection with the continuation of environmental fieldwork. In the prior year period, the most significant expenditures were $549,000 for site employees’ salaries and management salary allocations, $274,000 in connection with the continuation of environmental fieldwork and $265,000 in connection with the completion of metallurgical testwork.

(1)  Source: S&P Market Intelligence database as of November 4, 2020. Ranking among undeveloped primary gold resources per jurisdiction.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2020

Silver Stream

On June 10, 2020, First Mining entered into the Silver Purchase Agreement with First Majestic regarding the Silver Stream. The transaction closed on July 2, 2020. Under the terms of the Silver Purchase Agreement, First Majestic has agreed to pay First Mining total consideration of US$22.5 million, in three tranches, for the Silver Stream and 30 million common share purchase warrants of First Mining. Each warrant entitles First Majestic to purchase one common share of First Mining at an exercise price of $0.40 for a period of five years.

Pursuant to the Silver Purchase Agreement, consideration of US$22.5 million (the “Advance Payment”) is payable in three tranches:

●
US$10 million was paid on closing the transaction, with US$2.5 million paid in cash and the remaining $7.5 million satisfied by the issuance to First Mining of 805,698 common shares of First Majestic (the “First Majestic Shares”);
●
US$7.5 million is payable upon First Mining publicly announcing the completion of a positive PFS for Springpole (expected in 2021-Q1), with US$3.75 million payable in cash and US$3.75 million payable in First Majestic Shares based on the 20-day volume-weighted average trading price (“VWAP”) of the First Majestic Shares on the TSX at the time; and
●
US$5 million is payable upon First Mining receiving approval of a Federal or Provincial Environmental Assessment for the Springpole Gold Project, with US$2.5 million payable in cash and the balance in First Majestic Shares (based on 20-day VWAP).

In the event of default, First Majestic may terminate the Silver Purchase Agreement and the Advance Payment received by First Mining at that time would become repayable.

Upon receipt of its share of silver production, First Majestic will make cash payments to First Mining for each ounce of silver paid to First Majestic under the Silver Purchase Agreement equal to 33% of the lesser of the average spot price of silver for the applicable calendar quarter, and the spot price of silver at the time of delivery (the “Silver Cash Price”), subject to a price cap of US$7.50 per ounce of silver (the “Price Cap”). The Price Cap is subject to annual inflation escalation of 2%, commencing at the start of the third year of production. First Mining has the right to repurchase 50% of the Silver Stream for US$22.5 million at any time prior to the commencement of production at Springpole.

The Silver Stream has an initial term of 40 years from July 2, 2020. The term is automatically extended by successive 10-year periods as long as the life of mine continues for the Springpole Gold Project. If upon expiration of the term of the Silver Purchase Agreement, the Company has not sold to First Majestic an amount of silver sufficient to reduce the Advance Payment to nil, then a refund of the uncredited balance, without interest shall be due and owing by the Company to First Majestic.

The proceeds received by First Mining will be used to advance Springpole through the PFS and the federal and provincial environmental assessment (“EA”) processes, and to fund general corporate expenses.

The Company has concluded that the Silver Stream is a standalone derivative measured at FVTPL. As of the acquisition date, the estimated fair value of the Silver Stream derivative liability was determined using a discounted cash flow model which incorporated a Monte Carlo simulation. The fair value of the Silver Stream derivative liability is calculated at each reporting date as the net of the future Advance Payment tranches receivable (an asset for the Company) and the Silver Stream obligation (a liability to the company), with gains and losses recorded in the statement of net income (loss) and comprehensive income (loss). The fair value of the Silver Stream derivative liability at July 2, 2020 was determined to be US$5,431,000 ($7,378,000), which consisted of the fair value of the Advance Payment tranches receivable of US$8,473,000 ($11,512,000), net of the fair value of future Silver Stream obligation of US$13,904,000 ($18,890,000). At September 30, 2020, the fair value of the Silver Stream is US$10,115,483 ($13,490,000), which consisted of fair value of the Advance Payment tranches receivable of US$8,506,000 ($11,346,000) net of the fair value of the Silver Stream obligation of US$18,621,000 ($24,836,000).

The fair value of the 30 million common share purchase warrants issued to First Majestic as part of the transaction was calculated using the Black-Scholes option pricing model. At inception, the fair value of the warrants was $6,278,000.

Commencement of Pre-Feasibility Study

On November 14, 2019, the Company entered into an agreement with Ausenco Engineering Canada Inc. (“Ausenco”) to complete a PFS for Springpole Gold Project. The PFS will follow on from the work completed during the Springpole Gold Project PEA phase (described below), initially focusing on trade-off studies and optimizations to define the ultimate project scope. The final project scope will then be incorporated into the PFS. Ausenco or an affiliate will be entitled to receive approximately $1,600,000 in fees thereunder.

Pursuant to the agreement referenced above, on January 15, 2020, the Company closed a private placement with Ausenco, for gross cash proceeds of approximately $750,000 in respect of its subscription for common shares (the “Ausenco Offering”). Pursuant to the Ausenco Offering, First Mining issued 2,777,777 common shares to Ausenco at a price of $0.27 per common share.

For the balance of the PFS, the Company is required to pay cash to Ausenco, or issue common shares to Ausenco in exchange for services provided. Once Ausenco has completed an additional $375,000 in services in relation to the PFS, First Mining will issue to Ausenco a further $375,000 of common shares or pay such amount in cash. Pricing will be based on the 30-day volume weighted average price (“VWAP”) at that time less the maximum discount allowed under TSX rules, subject to the minimum pricing rules of the TSX.

Updated Preliminary Economic Assessment

On October 16, 2019, the Company announced the results of an updated independent Preliminary Economic Assessment study for the Springpole Gold Project (the “2019 Springpole Gold Project PEA”) that was prepared by SRK Consulting (Canada) Inc. The 2019 Springpole Gold Project PEA provides updates from the previous PEA for the Springpole Gold Project completed in October 2017 (the “2017 Springpole Gold Project PEA”).

The 2019 Springpole Gold Project PEA evaluates recovery of gold and silver from a 36,000 tonne-per-day (“tpd”) open pit operation, with a process plant that includes crushing, grinding and flotation, with fine grinding of the flotation concentrate and agitated leaching of both the flotation concentrate and the flotation tails followed by a carbon-in-pulp recovery process to produce doré bullion. Updated metallurgical testwork that has demonstrated the potential for significantly improved gold and silver recoveries was included along with updated operating and capital cost estimates. The mineral resource calculations provided in the 2019 Springpole Gold Project PEA were not impacted and remain the same as were stated in the 2017 Springpole Gold Project PEA. A copy of the 2019 Springpole Gold Project PEA technical report entitled “Preliminary Economic Assessment Update for the Springpole Gold Project, Ontario, Canada”, which has an effective date of September 1, 2019, was filed by the Company on SEDAR on November 7, 2019. Under the 2019 Springpole Gold Project PEA, capital costs for the processing facility were estimated to be USD$519 million, inclusive of a USD$104 million contingency. No major plant re-build or expansion was considered during the LOM, with sustaining capital set to maintain the equipment in operating condition. No allowance for salvage value was made.

Readers are cautioned that the 2019 Springpole Gold Project PEA is preliminary in nature, and as such includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2019 Springpole Gold Project PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Note: Base case parameters assume a gold price of USD$1,300/oz and a silver price of USD$20/oz (the same prices used in the 2017 Springpole Gold Project PEA), and an exchange rate (C$ to USD$) of 0.75. NPV is calculated as of the commencement of construction and excludes all pre-construction costs.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2020

Highlights of the 2019 Springpole Gold Project PEA as compared to the 2017 Springpole Gold Project PEA are as follows:

Parameters	2019 PEA	2017 PEA
Mine life	12 years	12 years
Pre-production period	2.5 years	3 years
Initial capital cost	USD$809 million	USD$586 million
Base case gold price	USD$1,300 per oz	USD$1,300 per oz
Base case silver price	USD$20 per oz	USD$20 per oz
Exchange rate (CAD/USD)	0.75	0.75
Gold processing recovery	88%	80%
Silver processing recovery	93%	85%
Average annual payable production	353,900 oz Au and 1,937,000 oz Ag	296,500 oz Au and 1,632,000 oz Ag

Economic Results	2019 PEA	2017 PEA
Pre-tax NPV at 5% discount rate	USD$1,233 million	USD$1,159 million
Pre-tax Internal rate of return	25.5%	32.3%
Post-tax NPV at 5% discount rate	USD$841 million	USD$792 million
Post-tax Internal rate of return	21.8%	26.2%
Non-discounted post-tax payback period	3.4 years	3.2 years
Direct operating cash costs	USD$575 per oz of Au equivalent (USD$514/oz of gold on a by-product basis)	USD$619 per oz of Au equivalent (USD$561/oz of gold on a by-product basis)
“All-in Sustaining” cash costs	USD$611 per oz of Au equivalent	USD$655 per oz of Au equivalent
Sustaining capital costs	USD$124 million, plus USD$26 million for closure costs	USD$117 million, plus USD$20 million for closure costs

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2020

Environmental Assessment Processes

Drilling to support the ongoing metallurgical, hydrogeological, and geotechnical programs at the Springpole Gold Project has been completed, for a total of 5,700 m. A 6,300 m condemnation drilling program has also recently commenced and is scheduled to be completed over the winter. The Company’s goal is to prepare a synchronized Environmental Impact Statement (“EIS”) that meets the federal and provincial Environmental Assessment requirements. The Springpole permitting timeline is as follows:

2018
2019
2020
2021
2022
2023
Consultation with Stakeholders
On-Going
Permitting Process
CURRENT
Q3 2020
Project Description
EIS Guidelines Received
Preparation of Terms of Reference (ToR)
Draft ToR Completed and Submitted to MECP
Consultation around ToR and Draft ToR
Submit Final ToR to Provincial Agencies
Approved ToR
Complete Data Collection for EIS
Prepare EIS Document
Submit EIS Document
Federal and Provincial Review of EIS
18 - 24 months
EIS Approval
Other Permits (Procedural) (1)
Approval for Construction
Technical Advancement
Updated PEA
Pre-Feasibility Study
Feasibility Study
Detailed Engineering

Note: The timeline set out above is a preliminary estimate only. The Company will provide more definitive timelines as the permitting process progresses; EA - Environmental Assessment; EIS - Environmental Impact Statement

(1) Includes preparation, application and approval

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2020

The ongoing priority at the Springpole Gold Project is to continue to advance the project through the federal and provincial EA processes, both of which are currently underway. The goal is to prepare a synchronized EIS that satisfies both the federal and provincial requirements.

●
The federal EA process was initiated through the submission of a Project Description (“PD”) to the Canadian Environmental Assessment Agency (the “Agency”) in February 2018. The PD was used by the Agency to determine whether an EA was required for the Springpole Gold Project and to prepare guidelines regarding the completion of an EA. On April 20, 2018, the Agency determined that a federal EA is required for the Springpole Gold Project, and EIS guidelines for the federal EA were issued to First Mining on June 19, 2018. The EIS is expected to be submitted to the Impact Assessment Agency of Canada during 2021, and project approval is expected to take approximately 24 months, after which permitting for construction can commence.
●
For the provincial process, First Mining entered into a Voluntary Agreement with the Ontario Ministry of Environment, Conservation and Parks (“MECP”) (formerly MOECC) in April 2018 to conduct an EA for the Springpole Gold project. There are two main stages in the provincial EA process, namely the development of Terms of Reference (“ToR”) and the development of the EA Report. The ToR is a work plan which will outline how the EA will be prepared. The ToR will address the community consultation and engagement plan, key components of the project, and the range of alternatives that will be considered by First Mining. First Mining submitted a draft ToR to MECP on August 21, 2020, and is currently engaged in consultation and review of that document.
●
First Mining commenced community consultation and engagement with the communities of interest in July 2018 and has held consultation meetings with Indigenous communities and other stakeholders. First Mining continues with community consultations and engagement and submitted the second draft of the ToR to MECP on January 21, 2020 and the third draft on August 21, 2020. First Mining anticipates completing another round of consultation and receiving final approval of the ToR in Q1 2021.
●
While the permitting process is ongoing, the Company completed a “data gap assessment” on the environmental baseline work required at Springpole Gold Project to identify any remaining work requirements. Data collection programs to further advance the EA processes in 2020 included aquatic environs, hydrology, surface water quality monitoring, hydrogeology, geotechnical investigation, and tailings and mine rock geochemical characterization. The Company will continue undertaking these studies.

The final EIS guidelines outline federal information requirements for the preparation of an EIS and were prepared after taking into consideration comments received from federal departments, the Ontario provincial ministry, Indigenous groups and the general public. To meet the requirements of the EIS, the Company has already undertaken a broad range of environmental baseline studies at the Springpole Gold Project to collect biophysical data, which includes fish community and habitat surveys, species at risk surveys, atmospheric environment surveys as well as surface, groundwater and hydrology surveys. Currently, the Company is collecting environmental baseline data and other information to prepare an EIS for Springpole Gold Project. The Company chose to continue to stay in the Canadian Environmental Assessment Act, 2012 permitting process and not move to the newly enacted Impact Assessment Act process.

Goldlund Gold Project, Ontario (owned by Treasury Metals as of August 7, 2020)

Goldlund Gold Project is an advanced exploration stage project located in northwestern Ontario, approximately 60 km northeast of the town of Dryden. It consists of 1,349 mining claims (totaling 27,255 hectares), 27 patented claims (totaling 433 hectares), 1 mining lease (48.56 hectares), and 1 License of Occupation (74.84 hectares). Goldlund Gold Project currently hosts 809,200 ounces of gold in the Indicated category and 876,954 ounces of gold in the Inferred category. Drilling in 2019 and early 2020 was completed on the project to better define both the extension of the existing resource area and the regional scale potential. The large land package has considerable exploration potential, with the property extending over a strike-length of over 50 km with multiple exploration targets identified, including the Miller Prospect (“Miller”) which was most recently drilled in late 2019. The project is in an area with excellent infrastructure and is accessible from a provincial highway.

A technical report titled “Technical Report Re-Issue, Goldlund Gold Project, Sioux Lookout, Ontario”, which has an effective date of July 22, 2020, was prepared by WSP for Treasury Metals and was filed by Treasury Metals on SEDAR on August 7, 2020, and is available under their SEDAR profile at www.sedar.com and on their website at https://treasurymetals.com/projects/goldlund/

Mining at the Goldlund Gold Project in the 1980s produced approximately 90,700 tonnes of ore grading 4.23 g/t Au from underground and 39,000 tonnes of ore grading 4.80 g/t from a small open pit. The project has year-round road access from Ontario Highway 72, which is 2 km to the south, and regional power lines are located 15 km to the north.

During the nine months ended September 30, 2020, the most significant expenditures at the Goldlund Gold Project were $1,179,000 in connection with the 2020 drill campaign of approximately 6,500 m. In contrast, in the prior year period the most significant expenditure was $564,000 in connection with the 2019 drill campaign of approximately 4,200 m.

Transaction with Treasury Metals Inc.

On August 7, 2020, First Mining completed its transaction with Treasury Metals, pursuant to which Treasury Metals acquired all of the issued and outstanding shares of Tamaka. Under the terms of the Share Purchase Agreement, First Mining received total consideration comprised of (i) 43.33 million common shares of Treasury Metals; (ii) 11.67 million Treasury Metals Warrants with an exercise price of $1.50 for a 3-year term; (iii) a 1.5% NSR royalty on Goldlund Gold Project (0.5% of which can be bought back by Treasury Metals for $5 million in cash); and (iv) the right to certain contingent milestone payments totaling $5 million, payable in cash, on certain key advancements at Goldlund Gold Project.

Details of the contingent milestone payments are as follows:

●
$2.5 million payable upon receipt of a mining lease to extract material from an open pit mine at Goldlund; and
●
$2.5 million payable upon 300,000 tonnes of ore that can form the basis of a mineral reserve being extracted from a mine at Goldlund.

The Company applied equity accounting for the investment in the Treasury Metals Shares. The fair value of the Treasury Metals Shares at closing of $78,000,000 was determined using the quoted price of Treasury Metals common shares on August 7, 2020. The warrants of Treasury Metals have been accounted for as FVTPL. The Company uses the Black-Scholes option pricing model to calculate the fair value of the warrants held in Treasury Metals both as at August 7, 2020 and on an ongoing basis. The 1.5% NSR royalty on Goldlund was measured at fair value of $3,709,000 and recorded in “Disposal, impairment or reclassification” under “Mineral Properties”.

Upon closing First Mining held approximately 40% of the issued and outstanding common shares of Treasury Metals (on an undiluted basis) and had the right to appoint three nominees to the board of directors of Treasury Metals. In August 2020, the Company exercised this right and nominated (and Treasury Metals subsequently appointed) three individuals to the board of directors of Treasury Metals.

In accordance with the terms of an Investor Rights Agreement signed in connection with the transaction, First Mining is required to distribute approximately 20.94 million Treasury Metals Shares and all of the Treasury Metals Warrants to its shareholders (the “Distribution”) within 12 months of closing of the transaction. Following the Distribution, First Mining will retain approximately 22.39 million Treasury Metals Shares, leaving the Company with a 19.9% interest. As at September 30, 2020, the Company accrued a liability for the obligation to distribute investments of $37,222,000 with a corresponding entry booked into equity.

As at June 30, 2020, the Company recorded an impairment of Goldlund project amounting to $22,498,000 (2019 - $nil), based on facts and circumstances applicable at the time. On closing of the disposition of the project on August 7, 2020 the Company recorded an impairment reversal of $13,262,000. On August 7, 2020, as a result of closing the Share Purchase Agreement with Treasury Metals, the Company derecognized the Goldlund project mineral property costs with the exception of the retained NSR royalty interest, now recorded under “Other” mineral properties. The Company also recorded an equity income from investment in Treasury Metals of $467,000 (2019 - $nil) during the three months ended September 30, 2020. In addition, as at September 30, 2020, the Company recorded an impairment of the equity investment in Treasury Metals amounting to $15,634,000 (2019 - $nil), based on the recoverable amount of the investment, which was indicated by the publicly quoted market price of Treasury Metals Shares.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2020

First Mining’s 2020 “Main Zone” Drill Program (prior to the acquisition by Treasury Metals on August 7, 2020)

Following completion of the 2019 Miller zone drilling at the Goldlund Gold Project, the exploration program moved to the Goldlund Gold Project Main Zone area (“Main Zone”) in Q4 2019 and continued there in 2020 to fulfill flow-through requirements from the Company’s December 18, 2019 private placement up until the closing date of the transaction with Treasury Metals.

The initial phase of this drill program was completed in March 2020 (prior to a temporary field program shutdown at Goldlund due to COVID-19, which coincided with the scheduled mid-March break), and consisted of 39 holes (approximately 7,300 m), with the overall program’s focus being to define and extend mineralization in the eastern and western portions of Zones 1, 2, 3 and 4. Fourteen of these holes (approximately 2,500 m) were drilled in 2019, with a further 25 holes (approximately 4,800 m) drilled in Q1 2020, with holes primarily targeting the Zone 2 and 3 areas. A further 9 holes (approximately 1,600 m) were completed when the program restarted in May after the COVID-19 shutdown. In total, 48 holes (totalling 8,958 m) were completed at the Main Zone as part of the 2019 – 2020 drill program. Drilling at the Main Zone was focused on delineating mineralization between the currently defined zones of the Goldlund Gold Project deposit.

Pickle Crow Gold Project, Ontario

The Pickle Crow Gold Project covers an area of 19,033 hectares and comprises 104 patented claims and 932 mining claims. The area is located in northwestern Ontario and is covered by the Treaty Nine First Nations Agreement. A technical report titled “An Updated Mineral Resource Estimate for the Pickle Crow Property, Patricia Mining Division, Northwestern Ontario, Canada”, prepared by Micon International and dated June 15, 2018, was filed by the Company on SEDAR on August 23, 2018, and is available under the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.firstmininggold.com. Extensive infrastructure in place or proximal to the Pickle Crow Gold Project includes a 200 tonne per day gravity mill on site, generators and fuel storage and gravel road access to the property, and the property is within 10 km of a regional airport at Pickle Lake. The Pickle Crow Gold Project was a former high-grade operating mine until the late 1960s. The Pickle Crow Gold Project is owned by PC Gold, a wholly-owned subsidiary of the Company.

During the nine months ended September 30, 2020, the most significant expenditures at the Pickle Crow Gold Project were $679,000 in connection with drilling, $36,000 in mineral land taxes and $1,750,000 in capitalized exploration expenditures incurred by Auteco. In the prior year period, the Company incurred $31,000 in mineral land taxes.

Earn-In Agreement

On March 12, 2020, the Company and Auteco executed a definitive Earn-In Agreement, pursuant to which Auteco may complete the Earn-In relating to the Pickle Crow Gold Project. Under the terms of the Earn-In Agreement, Auteco can earn a full 80% equity interest in PC Gold by (a) incurring a total of $10,000,000 in exploration expenditures over five years, (b) making cash payments to First Mining totaling $4,100,000 (of which the Company has received $100,000 to date), and (c) issuing 125 million shares of Auteco to First Mining (of which the Company has received 25 million shares to date). First Mining will also retain a 2% NSR royalty, 1% of which can be purchased by Auteco for USD$2,500,000. During the term of the Earn-In Agreement, Auteco will incur all program costs and manage Pickle Crow exploration activity.

During the nine months ended September 30, 2020, the Company received the scheduled cash consideration of $100,000 and 25 million shares of Auteco with a fair value on receipt of $740,000 under the terms of the Earn-in Agreement. Auteco incurred a total of $1,750,000 in exploration expenditures during the nine months ended September 30, 2020.

Pursuant to the Earn-In Agreement, the Earn-In is comprised of two stages:

●
Stage 1 Earn-In (51% earn-in) – Three-year initial earn-in period to acquire a 51% equity interest in PC Gold by:
o
Spending $5,000,000 on exploration and $1,000,000 on environmental matters at the Pickle Crow Gold Project (or cash payments in lieu), of which $750,000 must be incurred within the first 12 months; and
o
Issuing 100 million shares of Auteco to First Mining.
●
Stage 2 Earn-In (additional 19% to earn-in to 70%) – Upon completion of the Stage 1 Earn-In, Auteco will have a two-year follow-on period to acquire an additional 19% equity interest in PC Gold by:
o
Spending a further $5,000,000 on exploration at the Pickle Crow Gold Project (or cash payments in lieu);
o
Making a $1,000,000 cash payment to First Mining within 90 days of completing the additional exploration spend; and
o
Issuing First Mining a 2% NSR royalty on the Pickle Crow Gold Project (1% of which can be bought back by Auteco for USD$2,500,000) (this NSR will be issued to First Mining upon completion of the Stage 2 Earn-In).

In addition, upon completion of the Stage 2 Earn-In, Auteco will have an option to acquire an additional 10% equity interest in PC Gold, exercisable any time following completion of the Stage 2 Earn-In, by paying First Mining $3,000,000 in cash. First Mining’s residual 20% interest in the project is carried until a construction decision at Pickle Crow, which is to be made after a final feasibility study and following Auteco having arranged sufficient financing to achieve commercial production. If Auteco should fail to meet such requirements within the applicable time periods, the Earn-In Agreement will terminate and Auteco will be entitled to retain any interest which it has earned-in to prior to the date of termination. Further details regarding the Earn-In are set out in the Company’s March 12, 2020 news release. In May 2020 and July 2020, Auteco raised $5.1M Australian dollars and $30.4M Australian dollars, respectively, in private placements from Australian and overseas institutions.

On February 28, 2019, the Company received a letter from the Acting Director, Mine Rehabilitation, at the Ontario Ministry of Energy, Northern Development and Mines (“MENDM”), which required the Company to submit a schedule for the development of a closure plan amendment for the Pickle Crow Gold Project. The Company complied with the requirement and submitted the schedule for the development of a closure plan amendment on March 29, 2019. The submission of a closure plan amendment complete with cost estimates was initially due on November 1, 2019. The Company has been granted an extension and is required to submit the closure plan amendment and cost estimates to the MENDM by January 31, 2021. The Company has engaged consultants to assist with developing this plan. Pursuant to the Earn-In Agreement, Auteco is required to reimburse the Company for a pro rata amount of its expenses with respect to any related bond requirements for the mine closure plan once it has completed the first stage of the Earn-In.

Hope Brook Gold Project, Newfoundland

The Hope Brook Gold Project covers an area of 26,650 hectares in Newfoundland, including six mineral licenses, with a deposit hosted by pyritic silicified zones occurring within a deformed, strike-extensive advanced argillic alteration zone. A technical report titled “2015 Mineral Resource Estimate Technical Report for the Hope Brook Gold Project, Newfoundland and Labrador, Canada”, prepared by Mercator Geological Services Limited, was filed by the Company on SEDAR on November 27, 2015, and is available under the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.firstmininggold.com.

The resource covers 1.5 km of an 8 km mineralized structure. Substantial infrastructure at the property includes a ramp to 350 metres (“m”) below surface with vent raise, line-power to site, commercial barge and landing craft ramp, air strip, and a strong local labour force. The Hope Brook Gold Project was a former operating gold mine that produced 752,163 oz Au from 1987 to 1997.

In Q3 2020, the Company continued with its waste rock characterization and economic study of marketable aggregates at the Hope Brook Gold Project site. In addition, the Company continues to collect environmental baseline data for permitting and the understanding of site environmental conditions.

During the nine months ended September 30, 2020, the most significant expenditures at the Hope Brook Gold Project were $87,000 for an aggregate study and annual advanced royalty payment of $20,000. In the prior year period, the Company made its annual advanced royalty payment on the Hope Brook Gold Project and conducted aquatic environmental baseline studies.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2020

Cameron Gold Project, Ontario

The Cameron Gold Project covers an area of 49,574 hectares in northern Ontario and comprises 24 patented claims, 1,790 mining claims, 4 mining leases, and 7 Licenses of Occupation. The Cameron Gold Project deposit is a greenstone‐hosted gold deposit and the mineralization is mainly hosted in mafic volcanic rocks within a northwest trending shear zone (Cameron Lake Shear Zone) which dips steeply to the northeast. A technical report titled “Technical Report on the Cameron Gold Deposit, Ontario, Canada”, prepared by Optiro Pty Limited, was filed by the Company on SEDAR on March 22, 2017, and is available under the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.firstmininggold.com. There is year-round road access to the property from the nearby highway and power lines within 20 km.

During 2019, the Company conducted environmental studies, including surface and groundwater quality monitoring programs to support a potential environmental assessment or permitting applications in the future. In addition, the Company undertook an ore sorting test program on selected core samples, along with low cost maintenance of site infrastructure.

During the nine months ended September 30, 2020, the most significant expenditures at the Cameron Gold Project were $61,000 for salary allocations and $18,000 for ore sorting test work program. In the prior year period, the most significant expenditures were $51,000 for economic evaluation and $45,000 for salary allocations.

Tier 2 and 3 Projects

The following table sets out the Company’s Tier 2 and 3 projects by region. These projects are 100%-owned by the Company with the exception of the Duparquet Gold Project. The Company has a 10% indirect ownership interest in the Duparquet Gold Project and a 100% interest in the Central Duparquet Property.

Canada	USA
Duquesne, Québec	Turquoise Canyon, Nevada(1)
Pitt, Québec
Duparquet, Québec
Joutel, Québec
Morris, Québec
Horseshoe Island, Ontario
Lac Virot, Newfoundland

(1) Property under option to a third party.

For further information on the Company’s Tier 2 and 3 projects, see the Company’s Annual Information Form for the year ended December 31, 2019 which is available under the Company’s SEDAR profile at www.sedar.com, as an exhibit to the Company’s Form 40-F on EDGAR at www.sec.gov, and on the Company’s website at www.firstmininggold.com.

NSR on the Duquesne Gold Project, Québec

In connection with an agreement entered into by Clifton Star Resources Inc. ("Clifton Star") on July 31, 2012, prior to its acquisition by First Mining, Clifton Star purchased 0.5% of a 3% NSR royalty on the Duquesne Gold Project for $1,000,000 in cash. Per the terms of this agreement, beginning June 2019, the remaining 2.5% NSR must be purchased over the ensuing five years in tranches of 0.5% for $1,000,000 for each tranche. Management is currently in discussions with the royalty owners regarding potential amendments to the timing and amount of any future payments related to this royalty repurchase.

Sale of Mexican Exploration Projects

On April 28, 2020, the Company entered into a share purchase agreement with a third-party private company (the “Purchaser”) pursuant to which the Purchaser acquired all of the issued and outstanding shares of 0924682 B.C. Ltd. and 1089568 B.C. Ltd., two wholly-owned subsidiaries of the Company that hold all of the shares of two Mexican subsidiaries that owned all of the Company’s Mexican mineral properties. Consideration consisted of nominal cash, and the grant to the Company of a 2% NSR on 10 of the 11 mineral properties. The Purchaser has the right to buy-back 1% of each of these 10 NSRs by paying US$1 million to the Company for each NSR in respect of which the buy-back right is exercised. From the date of this sale transaction, First Mining no longer holds any mineral properties in Mexico, and this sale will allow the Company to focus its capital and resources on its Canadian mineral properties. The transaction resulted in a $303,000 loss on disposal of subsidiaries recorded on the statement of net loss and comprehensive loss for the nine months ended September 30, 2020, and recycling of currency translation adjustment on disposal of Mexican subsidiaries amounting to $630,000.

SELECTED QUARTERLY FINANCIAL INFORMATION

Financial Results (in $000s Except for per Share Amounts):
	2020-Q3	2020-Q2	2020-Q1	2019-Q4	2019-Q3	2019-Q2	2019-Q1	2018-Q4
Net Loss	$(12,352)	$(19,531)	$(1,462)	$(2,274)	$(1,643)	$(1,315)	$(1,727)	$(5,658)
Impairment of non-current assets	2,372	22,498	-	-	341	-	-	4,181
Net Loss Excluding Certain Non-cash Items(1)(2)	(989)	(884)	(990)	(1,402)	(970)	(840)	(1,153)	(1,085)
Basic and Diluted Net Loss Per Share (in dollars) (3)	(0.02)	(0.03)	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)	(0.01)
Financial Position (in $000s):
Cash and Cash Equivalents	32,477	6,475	10,497	5,902	5,687	8,396	3,059	5,115
Working Capital(1)	14,324	8,596	9,946	5,780	8,360	10,627	5,491	7,536
Investments	24,016	5,601	1,398	1,775	3,503	2,979	2,669	2,597
Mineral Properties	168,188	159,630	256,532	252,815	248,509	246,411	245,169	244,129
Investment in Treasury Metals Inc.	62,833	-	-	-	-	-	-	-
Non-current Assets Held for Sale	-	77,993	-	-	-	-	-	-

Total Assets	296,343	258,044	276,776	268,020	263,470	263,381	256,463	257,532
Total Non-Current Liabilities	$15,332	$1,959	$3,306	$3,139	$-	$-	$-	$-

(1)
These are non-IFRS measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please refer to the section in this MD&A titled “Non-IFRS Measures”.
(2)
“The certain non-cash items excluded” refers to the “Share-based payments expense”, “Impairment of non-current assets”, “Investments fair value loss”, “Loss on disposal of subsidiaries”, “Fair value loss on Silver Stream derivative liability”, “Deferred income tax expense (recovery)” and “Equity income from investment in Treasury Metals”.
(3)
The basic and diluted loss per share calculations result in the same amount due to the anti‐dilutive effect of outstanding stock options and warrants in all periods.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2020

Quarterly results are discussed relative to the preceding quarter’s results in the following paragraphs

The most significant variances in net loss quarter to quarter is typically due to non-cash items per MD&A section titled “Non-IFRS Measures”. One of the non-cash items recurring every quarter is share-based payments expense, which fluctuates due to the timing of stock option grants and associated vesting, the number of underlying options granted, and the associated fair value dollar amount calculated at the time of the grant.

In 2020-Q3 there was a $15,634,000 non-cash impairment of the equity investment in Treasury Metals. In 2020‐Q2 there was a $22,498,000 non‐cash impairment of the Goldlund Gold Project, of which $13,262,000 was reversed in 2020-Q3 when the project was sold. In 2020-Q2 a deferred tax recovery of $1,385,000 was recorded as a result of the impairment while in 2020-Q3 a deferred tax recovery of $171,000 was recorded as a result of flow-through share premium reversal. In addition, in 2020-Q2 an investments fair value gain of $3,013,000 on Auteco shares was recorded through profit or loss. In 2020-Q3 an investments fair value loss of $3,439,000 on Auteco shares, First Majestic shares, and Treasury Metals warrants was recorded. Lastly, as a result of the sale of the Mexican properties during 2020-Q2, the Company recorded a $303,000 loss on disposal of subsidiaries, and recycled currency translation adjustments on disposal amounting to $630,000. In 2020-Q3 the Company recorded $467,000 in equity income from investment in Treasury Metals.

In 2020-Q3 there was an increase in marketing expenses compared to 2020-Q2 due to an increase in virtual conference attendance and marketing campaigns. In 2020-Q2 there was an increase in professional and consulting fees compared to 2020-Q1 due to fees incurred in relation to the Auteco and Treasury Metals transactions. In 2020-Q1 there was a decrease in marketing expenses compared to 2019-Q4 due to a reduction in marketing campaigns. In 2019-Q4 a bonus accrual was recorded as at December 31, 2019, resulting in an increase in salaries when compared to 2019-Q3. In 2019-Q3 there was an increase in professional fees in connection with the base shelf prospectus and the establishment of an ATM facility. In 2019-Q2 there was a decrease in marketing expenses compared to 2019-Q1 due to fewer conferences attended and fewer marketing campaigns. In 2019-Q1 there was an increase in marketing expenses compared to 2018-Q4 due to an increase in conference attendance and marketing campaigns. Furthermore, in 2018-Q4 there was a $4,181,000 non-cash impairment of the Company’s Mexican mineral properties and a non-recurring severance payment of $300,000.

In terms of cash and cash equivalents, variances between quarters depend on the amount, type and timing of work being performed on the Company’s mineral property portfolio, classified under investing activities in the statements of cash flows. In 2020-Q3, the Company completed a bought deal financing, which provided net cash inflows of $26,647,000, classified under financing activities in the statements of cash flows, and incurred $3,280,000 in mineral property expenditures, classified under investing activities in the statements of cash flows. In addition, in 2020-Q3 the Company received net cash of $3,263,000 from First Majestic in relation to the Silver Purchase Agreement, classified under financing activities in the statements of cash flows. In 2020-Q2, the Company sold 532,000 common shares of the Company under the ATM program for net proceeds of $125,000, classified under financing activities in the statements of cash flows, and incurred $2,939,000 in mineral property expenditures, classified under investing activities in the statements of cash flows. In 2020-Q1, the Company completed a non-brokered private placement financing including the issuance of flow-through common shares, which provided net cash inflows of $9,124,000, classified under financing activities in the statements of cash flows. In 2020-Q1, the Company incurred $3,255,000 in mineral property expenditures, classified under investing activities in the statements of cash flows.

The fluctuation in total assets from one quarter to the next is primarily a function of decreases in cash used to fund operating activities, increases in cash from private placements, public offerings and the exercise of options and warrants, changes in the fair value of investments and mineral property investments, and additions to or impairment of mineral property balances. In addition, in 2020-Q3, the Company recorded an investment in Treasury Metals as a result of closing the Transaction with Treasury Metals. It is worth noting that cash used in investing activities for the purposes of exploration and development work being performed on the Company’s mineral properties remains within total assets, given that these amounts are capitalized in connection with the Company’s accounting policies.

The fluctuation in total non-current liabilities from one quarter to the next is primarily a function of classification of the lease liability and environmental reclamation provision between current and non-current liabilities, changes in deferred tax liabilities as a result of an impairment of mineral properties and incurring eligible flow-through expenditures. In addition, in 2020-Q3, the Company recorded a Silver Stream derivative liability in relation to the Silver Purchase Agreement entered into with First Majestic.

RESULTS OF CONTINUING OPERATIONS

For the three and nine months ended September 30, 2020 and 2019

Unless otherwise stated, the following financial data was prepared on a basis consistent with IFRS and extracted from the unaudited Condensed Interim Consolidated Financial Statements:

(in $000s)	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019

EXPENDITURES
General and administration	$367	$759	$2,014	$1,835
Exploration and evaluation	169	168	455	545
Investor relations and marketing communications	336	163	760	680
Corporate development and due diligence	59	53	191	135
Share-based payments expense (non-cash)	128	332	777	1,381
Impairment of non-current assets (non-cash)	2,372	341	24,870	341
Loss from operational activities	(3,431)	(1,816)	(29,067)	(4,917)

OTHER ITEMS
Foreign exchange (loss) gain	(64)	13	543	9
Other expenses	(25)	(9)	(71)	(70)
Interest and other income	31	28	85	151
Investments fair value loss (non-cash)	(3,439)	-	(426)	-
Loss on disposal of subsidiaries (non-cash)	-	-	(303)	-
Fair value loss on Silver Stream derivative liability (non-cash)	(6,112)	-	(6,112)	-
Loss before income taxes and equity income	$(13,040)	$(1,784)	$(35,351)	$(4,827)
Deferred income tax recovery (non-cash)	221	141	1,539	141
Equity income from investment in Treasury Metals (non-cash)	467	-	467	-
Net loss for the period	$(12,352)	$(1,643)	$(33,345)	$(4,686)

Other comprehensive income	2,061	1,049	2,442	1,152

Net loss and comprehensive income for the period	$(10,291)	(594)	(30,903)	(3,534)

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2020

Third Quarter 2020 Compared to Third Quarter 2019

For the three months ended September 30, 2020, net loss for the period has increased by $10,709,000 compared to the three months ended September 30, 2019. This change was explained by the following:

General and Administration

General and administration decreased by $392,000 during the three months ended September 30, 2020 compared to the same period in 2019. This decrease is predominantly due to incurring additional professional fees in connection with the filing of a base shelf prospectus and arrangement of an ATM facility in 2019.

Investor Relations and Marketing Communications

Investor relations and marketing communications increased by $173,000 during the three months ended September 30, 2020 compared to the same period in 2019. This increase is predominantly due to an increase in virtual conference attendance, marketing campaigns and the timing of expenditures during the third quarter of 2020.

Other Functional Expenses

The amounts in exploration and evaluation and corporate development and due diligence were comparable between periods.

Share-based Payments Expense (non-cash)

Share-based payments expense decreased by $204,000 during the three months ended September 30, 2020 compared to the same period in 2019, primarily due to a lower fair value per option in 2020 ($0.12 per option in 2020 compared to $0.20 per option in 2019).

Impairment of non-current assets (non-cash)

Impairment of non-current assets increased by $2,031,000 during the three months ended September 30, 2020 compared to the same period in 2019. The Company recorded a $2,372,000 impairment of non-current assets, which included $13,603,000 in Goldlund impairment reversal and $15,634,000 in impairment of the equity investment in Treasury Metals during the three months ended September 30, 2020. In the three months ended September 30, 2020, the impairment of non-current assets was driven by the recoverable amounts of the Goldlund mineral property and equity investment in Treasury Metals. In the three months ended September 30, 2019, the impairment of non-current assets was driven by the recoverable amount of the Turquoise Canyon property.

Investments fair value loss (non-cash)

Investments fair value loss increased by $3,013,000 during the three months ended September 30, 2020 compared to the same period in 2019. The Company received the 25.00 million shares of Auteco in connection with its right to Earn-In to PC Gold, 0.81 million shares of First Majestic in connection with the Silver Purchase Agreement, and 11.67 million Treasury Metals Warrants in connection with the Share Purchase Agreement. These shares and warrants are classified as fair value through profit and loss (“FVTPL”). Based on changes in the fair values of Auteco shares, First Majestic Shares and Treasury Metals Warrants from the date of receipt to September 30, 2020, an investments fair value loss was recorded in net income (loss).

Fair value loss on Silver Stream derivative liability (non-cash)

In connection with the Silver Purchase Agreement with First Majestic the Company recorded a Silver Stream derivative liability which is classified as FVTPL. Based on changes in fair value of Silver Stream derivative liability from the inception date to September 30, 2020, a fair value loss on Silver Stream derivative liability was recorded in net income (loss). During the three months ended September 30, 2020, the Company recorded a fair value loss on Silver Stream derivative liability of $6,112,000.

Deferred income tax recovery (non-cash)

Deferred income tax recovery increased by $80,000 during the three months ended September 30, 2020 compared to the same period in 2019, as a result of the increase in eligible flow-through expenditures incurred.

Equity income from investment in Treasury Metals (non-cash)

During the three months ended September 30, 2020, the Company recorded an equity income from investment in Treasury Metals of $467,000. The Company received 43.33 million Treasury Metals Shares in connection with the Share Purchase Agreement and applied equity accounting for the investment in the Treasury Metals Shares.

Nine Months Ended September 30, 2020 Compared to Nine Months Ended September 30, 2019

For the nine months ended September 30, 2020, net loss for the period has increased by $28,659,000 compared to the nine months ended September 30, 2019. This change was explained by the following:

General and Administration

General and administration increased by $179,000 during the nine months ended September 30, 2020 compared to the same period in 2019. This increase is predominantly due to incurring professional and consulting fees in connection with the Auteco and Treasury Metals transactions.

Investor Relations and Marketing Communications

Investor relations and marketing communications increased by $80,000 during the nine months ended September 30, 2020 compared to the same period in 2019. This increase is predominantly due to increase in marketing campaigns.

Other Functional Expenses

The amounts in exploration and evaluation and corporate development and due diligence were comparable between periods.

Share-based Payments Expense (non-cash)

Share-based payments expense decreased by $604,000 during the nine months ended September 30, 2020 compared to the same period in 2019, primarily due to a lower fair value per option in 2020 ($0.12 per option in 2020 compared to $0.20 per option in 2019).

Impairment of non-current assets (non-cash)

Impairment of non-current assets increased by $24,529,000 during the nine months ended September 30, 2020 compared to the same period in 2019. The Company recorded a $24,870,000 impairment of non-current assets, which included $9,236,000 in Goldlund impairment and $15,634,000 in impairment of the equity investment in Treasury Metals during the nine months ended September 30, 2020. In the nine months ended September 30, 2020, the impairment of non-current assets was driven by the recoverable amounts of the Goldlund mineral property and equity investment in Treasury Metals. In the nine months ended September 30, 2019, the impairment of non-current assets was driven by the recoverable amount of the Turquoise Canyon property.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2020

Investments fair value loss (non-cash)

Investments fair value loss increased by $426,000 during the nine months ended September 30, 2020 compared to the same period in 2019. The Company received the 25.00 million shares of Auteco in connection with its right to Earn-In to PC Gold, 0.81 million shares of First Majestic in connection with the Silver Purchase agreement, and 11.67 million Treasury Metals Warrants in connection with the Share Purchase Agreement. These shares warrants are classified as FVTPL. Based on changes in fair value of Auteco shares, First Majestic Shares and Treasury Metals Warrants from the date of receipt to September 30, 2020, an investments fair value loss was recorded in net income (loss).

Fair value loss on Silver Stream derivative liability (non-cash)

In connection with the Silver Purchase Agreement with First Majestic the Company recorded a Silver Stream derivative liability which is classified as FVTPL. Based on changes in fair value of Silver Stream derivative liability from the inception date to September 30, 2020, a fair value loss on Silver Stream derivative liability was recorded in net loss. During the nine months ended September 30, 2020, the Company recorded a fair value loss on Silver Stream derivative liability of $6,112,000.

Deferred income tax recovery (non-cash)

Deferred income tax recovery increased by $1,398,000 during the nine months ended September 30, 2020 compared to the same period in 2019, as a result of the Goldlund Gold Project impairment.

Equity income from investment in Treasury Metals (non-cash)

Equity income from investment in Treasury Metals increased by $467,000 during the nine months ended September 30, 2020 compared to the same period in 2019. The Company received 43.33 million Treasury Metals Shares in connection with the Share Purchase Agreement and applied equity accounting for the investment in the Treasury Metals Shares.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

(in $000s)	Nine months ended September 30,
	2020	2019
CASH PROVIDED BY (USED IN)
Operating activities	$(3,497)	$(3,163)
Investing activities	(9,641)	(3,578)
Financing activities	39,757	7,313
Foreign exchange effect on cash	(44)	-
CHANGE IN CASH AND CASH EQUIVALENTS	26,575	572
Working capital(1)	14,324	8,360
Cash and cash equivalents, beginning	5,902	5,115
Cash and cash equivalents, ending	$32,477	$5,687

(1)
Working capital is a non-IFRS measurement with no standardized meaning under IFRS and may not be comparable to similar financial measures presented by other issuers. For further information and a detailed reconciliation, please see the section “Non-IFRS Measures – Working Capital”.

Cash and Cash Equivalents

The increase of $26,575,000 in cash and cash equivalents from $5,902,000 at December 31, 2019 to $32,477,000 at September 30, 2020 was primarily due to cash raised from the March Offering and the August Offering, offset by cash used in operating activities and investing activities which comprised technical analysis, drilling, environmental and permitting activities at Springpole Gold Project and drilling at Goldlund Gold Project, in addition to General and Administration expenditures.

Operating Activities

Cash used in operating activities increased by $334,000 during the nine months ended September 30, 2020 compared to the same period in 2019. This increase was driven by higher loss from operational activities excluding certain non-cash items, in particular an increase in professional and consulting fees during the nine months ended September 30, 2020.

Investing Activities

For the period ended September 30, 2020, the cash used in investing activities of $9,641,000 was primarily a result of Canadian mineral property expenditures including the completion of metallurgical and geotechnical drilling and further hydrogeological studies for the Springpole Gold Project, completion of the 2019 drill program and initial phase of the drill program at the Main Zone at the Goldlund Gold Project. In the prior year period, the cash used in investing activities of $3,578,000 was primarily a result of Canadian mineral property expenditures including the updated mineral resource estimate for the Goldlund Gold Project and completion of metallurgical tests for the Springpole Gold Project.

Financing Activities

Cash raised from financing activities during the nine months ended September 30, 2020 was $39,757,000, of which $26,647,000 related to the funds raised from the August Offering (the bought deal financing), $8,374,000 related to the funds raised from the March Offering, $750,000 related to the funds raised from the Ausenco Offering, and $125,000 related to the sale of shares under the ATM program. In addition, in 2020-Q3 the Company received net proceeds of $3,263,000 from First Majestic in relation to the Silver Purchase Agreement, and $706,000 from the exercise of stock options and warrants. Cash raised from financing activities in the prior year period was $7,313,000, of which $7,270,000 related to the funds raised from a private placement offering, and $43,000 was related to the exercise of stock options and warrants.

Trends in Liquidity, Working Capital, and Capital Resources

As at September 30, 2020, the Company has working capital of $14,324,000 (September 30, 2019 - $8,360,000). The Company has no history of revenues from its operating activities. The Company is not in commercial production on any of its mineral properties and accordingly does not generate cash from operations. During the nine months ended September 30, 2020, the Company had negative cash flow from operating activities. The Company anticipates it will have negative cash flow from operating activities in future periods.

The Company has, in the past and during the nine months ended September 30, 2020, financed its activities by raising capital through issuances of new shares or other means such as Silver Stream. In addition to adjusting spending, disposing of assets and seeking other non-equity sources of financing, the Company will remain reliant on equity markets for raising capital until it can generate positive cash flow from operations to finance its exploration and development programs.

The Company believes it has sufficient cash resources to maintain its mineral properties in good standing for the next twelve months.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2020

FINANCIAL LIABILITIES AND COMMITMENTS

The Company’s financial liabilities as at September 30, 2020 are summarized as follows:

(in $000s)	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Accounts payable and accrued liabilities	$2,080	$2,080	$2,080	$-	$-	$-
Obligation to distribute investments	37,222	37,222	37,222	-	-	-
Lease liability	581	719	163	332	224	-
Total	$39,883	$40,021	$39,465	$332	$224	$-

Other material financial commitments as at September 30, 2020 consist of flow-through expenditure commitments of $321,000 (September 30, 2019 - $1,336,000) to be incurred prior to December 31, 2021 to fulfill flow-through requirements from the Company’s December 18, 2019 private placement, and $nil (September 30, 2019 - $nil) to be incurred prior to December 31, 2021 to fulfill flow-through requirements from the Company’s February 14, 2020 private placement. In July 2020, the Government proposed to extend by 12 months the period to incur eligible flow-through share expenses due to COVID-19, and the deadlines above were adjusted for the proposed extension. Management is of the view that the above financial liabilities and commitments will be sufficiently funded by current working capital.

OUTLOOK

First Mining is a Canadian gold developer focused on development and permitting of the Springpole Gold Project in northwestern Ontario. The Springpole Gold Project is one of the largest undeveloped gold assets in Canada, currently hosting a mineral resource base of 4.67 million ounces of gold in the Indicated category and 0.23 million ounces of gold in the Inferred category. A PFS is underway, with completion targeted in early 2021, and permitting is on-going with submission of the EIS targeted for 2021. In Q3 2020 the Company closed its transaction with Treasury Metals and as at September 30, 2020 has an equity position of approximately 40% in Treasury Metals which is advancing the Goliath-Goldlund gold projects towards a construction decision. First Mining’s eastern Canadian property portfolio also includes the Pickle Crow (being advanced in partnership with Auteco), Cameron, Hope Brook, Duquesne, Pitt and a 10% interest in Duparquet.

The Company continues its Indigenous community consultations related to its core Canadian mineral properties, and has been engaged in significant consultation efforts with local Indigenous communities in the Springpole Gold Project area since 2018 to support the ongoing federal and provincial EA processes, and in preparation for the Springpole Gold Project EIS submission in 2021.

The following is a summary of ongoing activities planned for the remainder of 2020 and into 2021:

●
The Company has submitted its ToR to MECP for the Springpole Gold Project. The ToR will provide a framework for the preparation of a provincial EA, and it will set out the Company’s work plan for addressing the legislated requirements of the Ontario Environmental Assessment Act when preparing the provincial EA. The Company is also working on the federal EA under the Canadian Environmental Assessment Act.
●
The Company is continuing to advance the Springpole Gold Project PFS, which is targeted for completion in Q1 2021, and data collection and compilation of the EIS, which is targeted for submission in 2021 as well.
●
Ongoing technical and economic evaluations are underway at the Hope Brook Gold Project, the Cameron Gold Project and at the Québec projects to gain a better understanding of the potential of these projects.
●
Auteco produced an updated resource estimate and commenced drilling at the Pickle Crow Gold Project, and in order to fulfill the first part of the Stage 1 Earn-In under the Earn-In Agreement, Auteco is required to spend $750,000 on exploration expenditures at the Pickle Crow Gold Project within the first 12 months of the date of the Earn-In Agreement (by Q1 2021). As at September 30, 2020, Auteco had spent $1,750,000 on exploration expenditures at the Pickle Crow Gold Project and thus satisfied the first part of the Stage 1 Earn-In. The Company expects that Auteco will continue to incur the remaining exploration expenditures at Pickle Crow that are necessary to complete the Stage 1 Earn-In.

FINANCIAL INSTRUMENTS

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term deposits that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. The carrying amounts approximate fair value due to the short-term maturities of these instruments.

Cash and cash equivalents are mainly held in interest bearing accounts at large Canadian financial institutions.

Investments

The Company holds marketable securities of publicly traded companies as strategic investments and has less than a 10% equity interest in each of these investees below, with the exception of Treasury Metals. During the nine months ended September 30, 2020, the Company received 25 million shares of Auteco in connection with its option to acquire PC Gold Inc. and 805,698 First Majestic Shares in connection with the Silver Purchase Agreement. Auteco and First Majestic Silver Corp. marketable securities were designated as FVTPL. Other marketable securities are recorded as fair value through other comprehensive income (loss) (“FVTOCI”) in accordance with the Company’s accounting policy.

During the nine months ended September 30, 2020, the Company also received the 11.67 million Treasury Metals Warrants in connection with the Share Purchase Agreement which were designated as FVTPL.

(in $000s)	Marketable Securities (FVTPL)	Marketable Securities (FVTOCI)	Warrants (FVTPL)	Total Investments
Balance as at December 31, 2019	$-	$1,775	-	$1,775
Additions (Disposals)	11,134	-	9,812	20,946
Gain recorded in other comprehensive loss	-	1,721	-	1,721
Gain (loss) recorded in net loss	2,526	-	(2,952)	(426)
Balance as at September 30, 2020	$13,660	$3,496	6,860	$24,016

(in $000s)	Marketable Securities (FVTPL)	Marketable Securities (FVTOCI)	Warrants (FVTPL)	Total Investments
Balance as at December 31, 2018	$-	$2,597	$-	$2,597
Additions (Disposals)	-	(1,527)	-	(1,527)
Gain recorded in other comprehensive loss	-	705	-	705
Balance as at December 31, 2019	$-	$1,775	$-	$1,775

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2020

Option – PC Gold

Auteco’s right to earn an interest in PC Gold pursuant to the Earn-In Agreement is a financial liability of First Mining. As a derivative, the Option – PC Gold liability is classified as FVTPL.

As there is no observable market data which can be used to determine the fair value of the Option – PC Gold liability, management uses property specific and market-based information to determine whether a significant change in the fair value of the option liability has occurred. Factors that are considered include:

●
Performance of the Auteco share price;
●
The amount or timing of Pickle Crow exploration expenditures incurred;
●
Updates to the NI 43-101 resource report (or Australian equivalent);
●
Milestone payment probability assumptions; and
●
Gold spot prices over the period from the Earn-In Agreement closing to September 30, 2020.

As at September 30, 2020, management has estimated a fair value for the Option – PC Gold liability of $2,590,000. Management has concluded that there were no developments in the period since inception that would indicate a material change in fair value and, accordingly, the Option – PC Gold liability remains recorded at the amount received from the counterparty. These amounts include cash, exploration expenditures incurred and the value, at the time of receipt, of the Auteco shares received.

Mineral Property Investments

The Company, through its subsidiary Clifton Star, has a 10% equity interest in the shares of Beattie Gold Mines Ltd., 2699681 Canada Ltd., and 2588111 Manitoba Ltd., which are private companies which directly or indirectly own various mining concessions and surface rights, collectively known as the Duparquet Gold Project.

As there is no observable market data which can be used to determine the fair value of the Company’s mineral property investments, management uses property specific and market-based information to determine whether a significant change in the fair value of these investments has occurred. Factors that are considered include:

●
Changes in the economic and regulatory environment for the jurisdiction in which the Duparquet Gold project is located;
●
Gold spot prices over the period from the acquisition of the investment to September 30, 2020;
●
The Company’s market capitalization per in-situ ounce which are attributable to the Duparquet Gold project; and
●
Recent transactions involving mineral properties located in Québec.

As at September 30, 2020, management determined, as a function of the rising gold price environment, that there was an increase in the fair value of mineral property investments and a fair value gain of $1,326,000 was recorded (nine months ended September 30, 2019 - $nil). As at September 30, 2020, the fair value of the Company’s mineral property investments was $6,724,000 (December 31, 2019 – $5,398,000).

Silver Stream Derivative Liability

The Company has concluded that the Silver Stream is a standalone derivative measured at FVTPL. The Company considered whether the Silver Stream would qualify as an ‘own use contract’, whereby it would not require fair value accounting under IFRS. An ‘own use contract’ is one that results in the physical delivery of a company’s own non-financial asset. The Silver Stream failed to qualify under the ‘own use exemption’ as a result of the silver substitution provisions within the Silver Purchase Agreement. In addition, the Company has an unavoidable obligation to repay the Advance Payment or deliver the silver to First Majestic.

As of the acquisition date, the estimated fair value of the Silver Stream derivative liability was determined using a discounted cash flow model which incorporated a Monte Carlo simulation. The fair value of Silver Stream derivative liability is a Level 3 measurement. The key inputs to calculate the fair value of the silver stream derivative liability at each reporting date include:

●
COMEX spot silver price;
●
COMEX silver forward curve;
●
COMEX 5-year at-the-money silver implied volatility;
●
USD 3-month LIBOR discount curve;
●
First Mining’s estimated credit spread;
●
Probability of receiving future advanced payments; and
●
Quarterly delivery schedule of payable Silver.

The fair value of the Silver Stream derivative liability is calculated at each reporting date as the net of the future Advance Payment tranches receivable (an asset for the Company) and the Silver Stream obligation (a liability to the company), with gains and losses recorded in the statement of net income (loss) and comprehensive income (loss). The fair value of the Silver Stream derivative liability at July 2, 2020 was determined to be US$5,431,000 ($7,378,000), which consisted of the fair value of the Advance Payment tranches receivable of US$8,473,000 ($11,512,000), net of the fair value of future Silver Stream obligation of US$13,904,000 ($18,890,000). At September 30, 2020, the fair value of the Silver Stream is US$10,115,483 ($13,490,000), which consisted of fair value of the Advance Payment tranches receivable of US$8,506,000 ($11,346,000) net of the fair value of the Silver Stream obligation of US$18,621,000 ($24,836,000).

The fair value of the 30 million common share purchase warrants issued to First Majestic as part of the transaction was calculated using the Black-Scholes option pricing model. At inception, the fair value of the warrants was $6,278,000.

RELATED PARTY TRANSACTIONS

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. There were no significant transactions with related parties outside of the ordinary course of business during the period ended September 30, 2020.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources.

NON-IFRS MEASURES

The Company has included a non-IFRS measure for “net loss excluding impairment of non-current assets (non-cash)”, “net loss excluding share-based payments expense, investments fair value loss, loss on disposal of subsidiaries, fair value loss on Silver Stream derivative liability, deferred income tax expense (recovery) and equity income from investment in Treasury Metals”, and “working capital” in this MD&A which should be read in conjunction with its financial statements which are prepared in accordance with IFRS as applicable to the preparation of interim financial statements, including International Accounting Standard IAS 34 Interim Reporting. The Company believes that these measures provide investors with an improved ability to evaluate the performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS. Therefore, such measures may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2020

The Company determines working capital and net loss excluding certain non-cash items excluded as follows:

Quarterly Reconciliations:

Reconciliation as of the end of the period (in $000s)	2020-Q3	2020-Q2	2020-Q1	2019-Q4
Current assets	$57,379	$12,863	$12,977	$8,329
Less current liabilities	(43,055)	(4,267)	(3,031)	(2,549)
Working capital	$14,324	$8,596	$9,946	$5,780

Reconciliation as of the end of the period (in $000s)	2019-Q3	2019-Q2	2019-Q1	2018-Q4
Current assets	$9,713	$11,747	$6,018	$8,118
Less current liabilities	(1,353)	(1,120)	(527)	(582)
Working capital	$8,360	$10,627	$5,491	$7,536

Reconciliation for the three months ended (in $000s)	2020-Q3	2020-Q2	2020-Q1	2019-Q4
Net loss	$(12,352)	$(19,531)	$(1,462)	$(2,274)
Excluding share-based payments expense	128	244	405	215
Excluding impairment of non-current assets	2,372	22,498	-	-
Excluding investments fair value loss (gain)	3,439	(3,013)	-	-
Excluding loss on disposal of subsidiaries	-	303	-	-
Excluding fair value loss on Silver Stream derivative liability	6,112	-	-	-
Excluding deferred income tax (recovery) expense	(221)	(1,385)	67	657
Excluding equity income from investment in Treasury Metals	(467)	-	-	-
Net loss excluding certain non-cash items(1)	$(989)	$(884)	$(990)	$(1,402)

Reconciliation for the three months ended (in $000s)	2019-Q3	2019-Q2	2019-Q1	2018-Q4
Net loss	$(1,643)	$(1,315)	$(1,727)	$(5,658)
Excluding share-based payments expense	332	475	574	392
Excluding impairment of non-current assets	341	-	-	4,181
Excluding investments fair value loss (gain)	-	-	-	-
Excluding loss on disposal of subsidiaries	-	-	-	-
Excluding fair value loss on Silver Stream derivative liability	-	-	-	-
Excluding deferred income tax expense (recovery)	(141)	-	-	-
Excluding equity income from investment in Treasury Metals	-	-	-	-
Net loss excluding certain non-cash items(1)	$(1,111)	$(840)	$(1,153)	$(1,085)

Annual Reconciliations:

Reconciliation as of the end of the period (in $000s)	September 30, 2020	December 31, 2019	December 31, 2018
Current assets	$57,379	$8,329	$8,118
Less current liabilities	(43,055)	(2,549)	(582)
Working capital	$14,324	$5,780	$7,536

Reconciliation for the nine months ended September 30 (in $000s)	2020	2019	2018
Net loss	$(33,345)	$(4,686)	$(5,987)
Excluding share-based payments expense	777	1,381	2,640
Excluding impairment of non-current assets	24,870	341	-
Excluding investments fair value loss	426	-	-
Excluding loss on disposal of subsidiaries	303	-	-
Excluding fair value loss on Silver Stream derivative liability	6,112	-	-
Excluding deferred income tax (recovery) expense	(1,539)	(141)	-
Excluding equity income from investment in Treasury Metals	(467)	-	-
Net loss excluding certain non-cash items(1)	$(2,863)	$(3,105)	$(3,347)

(1)
“The certain non-cash items excluded” refers to the “Share-based payments expense”, “Impairment of non-current assets”, "Investments fair value loss”, “Loss on disposal of subsidiaries", “Fair value loss on Silver Stream derivative liability”, “Deferred income tax expense (recovery)” and “Equity income from investment in Treasury Metals”.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2020

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

In preparing the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2020, the Company used the same accounting policies and methods of computation as in the annual consolidated financial statements for the year ended December 31, 2019, except for the following policies adopted as a result of the new transactions which occurred in the period:

Investment in associate

An associate is an entity over which the Company has significant influence and which is neither a subsidiary nor a joint arrangement.

The Company has significant influence over an entity when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control.

The Company’s investment in the common shares of Treasury Metals (Note 3) has been treated as an investment in associate and accounted for using the equity method.

Under the equity method, the Company’s investment in the common shares of the associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of net income and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the associate’s reserves, and for impairment losses after the initial recognition date. The Company’s share of income and losses of the associate is recognized in net income during the period.

Dividends and repayment of capital received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the investee’s operations. A significant or prolonged decline in the fair value of an equity investment below its cost is also objective evidence of impairment. When there is objective evidence that an investment is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its fair value less costs of disposal and value-in-use. If the recoverable amount of an investment is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period in which the relevant circumstances are identified. When an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net income in the period in which the reversal occurs.

CRITICAL ACCOUNTING ESTIMATES

The following critical accounting estimates require assumptions which are highly uncertain, and different estimates could have been used, or changes in the estimate from period to period are material to the financial statements:

Classification and fair value of silver stream derivative liability

The Company has concluded that the Silver Stream is a standalone derivative measured at FVTPL. The Silver Stream failed to qualify under the ‘own use exemption’ as a result of the silver substitution provisions within the Silver Purchase Agreement. In addition, the Company has an unavoidable obligation to repay the Advance Payment or deliver the silver to First Majestic. The primary factors affecting the fair value of the Silver Stream derivative are changes in forecasted silver prices, which are volatile and can result in material changes in the fair value measurements reported in the Company’s consolidated financial statements in the future.

The determination of the fair value is also an area of significant estimation uncertainty. The fair value is calculated by utilising a Monte Carlo simulation valuation model. A Monte Carlo valuation model relies on random sampling and is often used when modeling cash flows with many inputs and where there is significant uncertainty in the future value of inputs and where the movement of the inputs can be independent of each other.

The key inputs used in its fair value calculation are further disclosed in Note 4 to the condensed interim financial statements for the period ended September 30, 2020. Changes in the inputs to the valuation model could impact the carrying value of the silver stream derivative liability and the amount of fair value gains or losses recognized in the statement of net income (loss) and comprehensive income.

Impairment of investment in associate

With respect to its investment in associate, the Company is required to make estimates and judgments about future events and circumstances and whether the carrying amount of the asset exceeds its recoverable amount. Recoverability depends on various factors, including the discovery of economically recoverable reserves at Treasury Metals’ exploration properties, the ability of Treasury Metals to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition of the Treasury Metals shares themselves. The publicly quoted share price of Treasury Metals is also a source of objective evidence about the recoverable amount of the equity investment.

Fair value of the Option – PC Gold

The company has made assumptions when estimating the fair value of this option liability which arises under the terms of the Earn-In Agreement described in Note 6(a). As there is no observable market data which can be used to determine the fair value of the Option – PC Gold liability, management uses property specific and market-based information to determine whether a significant change in the fair value of the option liability has occurred. The specific assumptions made are disclosed in Note 6(a). Changes in these assumptions can significantly affect the fair value estimate.

Determining amount and timing of reclamation provisions

A reclamation provision represents the present value of estimated future costs for the reclamation of the Company’s mineral properties. These estimates include assumptions as to the future activities, cost of services, timing of the reclamation work to be performed, inflation rates, exchange rates and interest rates. The actual cost to reclaim a mine or project may vary from the estimated amounts because there are uncertainties with respect to the extent of required future remediation activities, as studies are currently ongoing, and uncertainties in factors used to estimate the cost and potential changes in regulations or laws governing the reclamation of a mineral property. Management periodically reviews the reclamation requirements and adjusts the liability, if any, as new information becomes available and will assess the impact of new regulations and laws as they are enacted.

Valuation of mineral property investments

The Company makes estimates and assumptions that affect the carrying value of its mineral property investments, which are comprised of equity interests in the shares of private companies. These financial assets are designated as fair value through other comprehensive income (loss), and Management needs to determine the fair value as at each period end. As there is no observable market data which can be used to determine this fair value, management uses property specific and market-based information to determine whether a significant change in the fair value of these investments has occurred. Changes to the property specific and market-based variables could result in the fair value being less than or greater than the amount recorded.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2020

ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED

There are no IFRS or International Financial Reporting Interpretations Committee interpretations that are not yet effective that would be expected to have a material impact on the Company’s consolidated financial statements.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on its business operations or financial results. Some of these risks and uncertainties are detailed below. For a comprehensive list of the Company’s risks and uncertainties, see the Company’s Annual Information Form for the year ended December 31, 2019 under the heading “Risks that can affect our business”, which is available under our SEDAR profile at www.sedar.com, and on EDGAR as an exhibit to Form 40-F.

Global Financial Conditions

Global financial conditions have, at various times in the past and may, in the future, experience extreme volatility. Many industries, including the mining industry, are impacted by volatile market conditions. Global financial conditions may be subject to sudden and rapid destabilizations in response to economic shocks or other events, such as developments concerning COVID-19. A slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fluctuations in fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and financial condition. Future economic shocks may be precipitated by a number of causes, including government debt levels, fluctuations in the price of oil and other commodities, volatility of metal prices, geopolitical instability, changes in laws or governments, war, terrorism, the volatility of currency exchanges inflation or deflation, the devaluation and volatility of global stock markets, pandemics and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Company’s ability to obtain equity or debt financing in the future on terms favourable to the Company or at all. In such an event, the Company’s operations and financial condition could be adversely impacted.

Public Health Crises

The Company's business, operations and financial condition could be materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks. As at the date of this MD&A, the global reactions to the spread of COVID-19 have led to, among other things, significant restrictions on travel, quarantines, temporary business closures and a general reduction in consumer activity. While these effects are expected to be temporary, the duration of the disruptions to business internationally and the related financial impact cannot be estimated with any degree of certainty at this time. Such public health crises can result in disruptions and extreme volatility in financial markets and global supply chains as well as declining trade and market sentiment and reduced mobility of people, all of which could impact commodity prices, interest rates, credit ratings, credit risk, availability of financing and inflation. The risks to the Company of such public health crises also include risks to employee health and safety and may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office. Although the Company has the capacity to continue certain administrative functions remotely, many other functions, including the conduct of exploration and development programs, cannot be conducted remotely and may be impacted or delayed if the Company experiences limitations on employee mobility.

As a result of COVID-19, the province of Ontario is currently subject to a number of emergency orders (the “Emergency Orders”) which impose various restrictions on workplaces in the province. Our exploration properties in Ontario are at present not directly affected by the Emergency Orders. However, there can be no guarantee that that it will not be in the future or that governments in other provinces in which we have mineral properties will not pass orders reducing or preventing access to our properties. Any such orders may have a material adverse effect upon ongoing exploration programs at our properties and, ultimately, on our business and financial condition. At this point, the extent to which COVID-19 may impact the Company remains uncertain; however, it is possible that COVID-19 could have a material adverse effect on the Company's business, results of operations and financial condition.

Although activities have recommenced at the Springpole Gold Project, there can be no assurance that the Company will not be required to demobilize its personnel and contractors due to the ongoing COVID-19 pandemic. Any demobilization may have an adverse impact on the Company’s ability to conduct exploration and further advance its work programs on the affected properties.

Risks related to Financial Instruments

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include market risk, equity price risk, foreign currency risk, interest rate risk, credit risk, liquidity risk, and capital risk. Where material, these risks are reviewed and monitored by the Company’s Board of Directors (the “Board”).

The Board has overall responsibility for the determination of the Company’s risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as much as possible without unduly affecting the Company’s competitiveness and flexibility.

a)
Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk includes equity price risk, foreign currency risk and interest rate risk.

Equity Price Risk

The Company is exposed to equity price risk as a result of holding investments in equity securities, which are comprised of investments and mineral property investments, in other mineral property exploration companies.

If the fair value of our investments in equity instruments had been 10% higher or lower as at September 30, 2020, total net loss and comprehensive loss for the nine months ended September 30, 2020 would have decreased or increased, respectively, by approximately $3,074,000 (2019 - $740,000), as a result of changes in the fair value of equity investments.

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. During the first half of 2020, the Company operated in Canada, the United States, and Mexico, and a portion of the Company’s expenses were incurred in Canadian dollars (“CAD”), US dollars (“USD”), and Mexican Pesos. A significant change in the currency exchange rates between the Canadian, US and Mexican currencies, could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

In the second quarter of 2020, the Company disposed of its Mexican subsidiaries, and is no longer exposed to the change in the exchange rates between the Canadian and Mexican currencies. As at September 30, 2020, the Company was exposed to currency risk on the following certain financial instruments denominated in USD. The sensitivity of the Company’s net loss due to changes in the exchange rate between the USD against the Canadian dollar is included in the table below in Canadian dollar equivalents:

Cash and cash equivalents	$3,081
Fair value of Silver Stream derivative liability	$13,490
Net exposure	$(10,409)
Effect of +/- 10% change in currency	$(1,041)

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2020

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company does not have any borrowings that are subject to fluctuations in market interest rates. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with chartered Canadian financial institutions. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the necessary liquidity to conduct its day-to-day operations. The Company considers this risk to be immaterial.

b)
Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, accounts and other receivables, and the reclamation deposit. The Company considers credit risk with respect to its cash and cash equivalents to be immaterial as cash and cash equivalents are mainly held through high credit quality major Canadian financial institutions as determined by ratings agencies. As a result, the Company does not expect any credit losses.

c)
Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it will have sufficient cash to allow it to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company manages its liquidity risk by preparing annual estimates of exploration and administrative expenditures and monitoring actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.

See the section of this MD&A titled "Financial Liabilities and Commitments" for a summary of the maturities of the Company’s financial liabilities as at September 30, 2020 based on the undiscounted contractual cash flows.

As at September 30, 2020, the Company had cash and cash equivalents of $32,477,000 (December 31, 2019 – $5,902,000).

QUALIFIED PERSONS

Hazel Mullin, P.Geo, Director of Data Management and Technical Services at First Mining, is a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and is responsible for the review and verification of the scientific and technical information in this MD&A.

SECURITIES OUTSTANDING

Authorized share capital: The Company can issue an unlimited number of common shares with no par value and an unlimited number of preferred shares with no par value. No preferred shares have been issued as at November 13, 2020.

The following table sets out all outstanding securities of the Company as of November 13, 2020.

	Number	Weighted Average Exercise Price	Expiry Date
Common shares – issued	693,541,453
Stock options(1)	47,960,000	$0.52	December 30, 2020 – October 30, 2025
Warrants(2)	93,085,657	$0.48	June 16, 2021 – July 2, 2025
Common shares - fully diluted	834,587,110

(1)
Each stock option is exercisable for one common share of the Company.
(2)
Each warrant is exercisable for one common share of the Company.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s Management, with the participation of its Chief Executive Officer (“CEO”) and its Chief Financial Officer (“CFO”), have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of September 30, 2020, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to Management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s Management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the SEC’s rules and the rules of the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of annual financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

●
address maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
●
provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;
●
provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of Management and the Company’s Directors; and
●
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

In the first quarter of 2020, the Company’s employees began to work remotely from home. Since then, the Company has reopened its offices and its employees have performed their duties through a combination of working remotely and in the office. This change has required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes in our internal controls during the quarter ended September 30, 2020 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2020

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s Management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

FORWARD-LOOKING INFORMATION

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of September 30, 2020. This MD&A contains “forward-looking statements” within the meaning of applicable Canadian securities regulations (collectively, “forward-looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”. These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: statements regarding the advancement of the Company’s mineral assets towards production; statements regarding the potential for the Company to acquire additional mineral assets in the future; statements regarding the next stages and anticipated timing of the metallurgical study or the environmental, permitting at the Springpole Gold Project; statements regarding opportunities to enhance project economics identified under the 2019 Springpole Gold Project PEA; statements regarding the targeted completion date of the Springpole Gold Project PFS; statements regarding the targeted submission date for the Environmental Impact Statement in relation to the Springpole Gold Project; statements regarding the potential increase in gold and silver recoveries at the Springpole Gold Project; statements regarding the anticipated receipt, timing and use of proceeds received by First Mining pursuant to the Silver Purchase Agreement; statements regarding the Company distributing approximately 20.94 million Treasury Metals Shares and all of the Treasury Metals Warrants to the Company’s shareholders within 12 months of the closing date of the transaction with Treasury Metals; statements regarding the Company’s intentions and expectations regarding exploration, infrastructure and production potential of any of its mineral properties; statements relating to the Company's working capital, capital expenditures and ability and intentions to raise capital; statements regarding the potential effects of financing on the Company's capitalization, financial condition and operations; statements regarding future share issuances under the ATM facility; forecasts relating to mining, development and other activities at the Company’s operations; forecasts relating to market developments and trends in global supply and demand for gold; statements relating to future global financial conditions and the potential effects on the Company; statements relating to future work on the Company’s non-material properties; statements relating to the Company’s mineral reserve and mineral resource estimates; statements regarding regulatory approval and permitting including, but not limited to, EA approval for the Springpole Gold Project and the expected timing of such EA approval; statements regarding the Company’s anticipated timing to receive final approval from the MECP of the ToR for the Springpole Gold Project, and consultations in respect thereof; statements regarding the Company's compliance with laws and regulations including, but not limited to environmental laws and regulations; statements regarding the Pickle Crow Gold Project Earn-In Agreement and payouts, share issuances and exploration expenditure commitments thereunder; statements regarding the Company continuing to conduct a waste rock characterization and economic study of marketable aggregates at the Hope Brook Gold Project, and continuing to collect environmental baseline data for permitting and the understanding of site environmental conditions at the project; statements regarding the Company’s plans to complete low-spend, incremental work on its broader gold asset portfolio; statements regarding the Company’s engagement with local stakeholders; statements regarding the Company's ability to enter into agreements with local stakeholders including, but not limited to, local Indigenous groups; statements regarding the potential impact of the COVID-19 pandemic; statements regarding key personnel; statements regarding non-IFRS measures and changes in accounting standards; statements relating to the limitation of the Company's internal controls over financial reporting; and statements regarding the preparation or conduct of studies and reports and the expected timing of the commencement and completion of such studies and reports.

 There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed under the heading “Risks that can affect our business” in the Company’s Annual Information Form for the year ended December 31, 2019 and other continuous disclosure documents filed from time to time via SEDAR with the applicable Canadian securities regulators. Forward-looking statements are based on the estimates and opinions of Management on the date the statements are made, and the Company does not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) 2014 Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the United States Securities and Exchange Commission (the “SEC”) and contained in SEC Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined under the 2014 CIM definition standards, and are required to be disclosed by NI 43-101. However, these terms are not defined under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the SEC only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the SEC thereunder.